UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 12, 2023

DISH NETWORK CORPORATION

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	001-39144 (Commission File Number)	88-0336997 (I.R.S Employer Identification Number)

9601 South Meridian Boulevard, Englewood, Colorado 80112

(Address of principal executive offices) (Zip Code)

(303) 723-1000
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	DISH	The NASDAQ Stock Market L.L.C.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.04 Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans.

On December 12, 2023, participants in the DISH Network Corporation 401(k) Plan (the “Plan”) were notified that the Plan will enter into a blackout period in connection with the anticipated closing of the acquisition of DISH Network Corporation (“DISH”) by EchoStar Corporation (“EchoStar”) by means of a merger of a wholly owned subsidiary of EchoStar, EAV Corp. (“Merger Sub”) with and into DISH Network (the “Merger”) with DISH Network surviving the Merger as a wholly owned subsidiary of EchoStar, as described in the Amended and Restated Agreement and Plan of Merger dated October 2, 2023, by and between EchoStar, DISH and Merger Sub (the “Merger Agreement”). The blackout period is necessary to facilitate the conversion of each share of DISH Class A Common Stock, par value $0.01 per share (“DISH Class A Common Stock”) into the right to receive 0.350877 shares of EchoStar Class A Common Stock, par value $0.001 per share (“EchoStar Class A Common Stock”) in connection with the Merger. The Merger is described in more detail in DISH’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2023 and in the joint information statement prepared by DISH and EchoStar for their respective stockholders containing the information with respect to the Merger contemplated by Rule 14c-2 of the Exchange Act and describing the Merger.

To prepare for the closing of the Merger and subsequent share conversion, there will be a required blackout period commencing before the Merger closing and ending after its completion. During the blackout period, any and all transactions into or out of DISH Class A Common Stock will be restricted and participants in the Plan will not be able to direct any transactions into or out of DISH Class A Common Stock in their Plan account or process any transaction requests involving such DISH Class A Common Stock. After the blackout period ends, DISH Class A Common Stock in the Plan will have been converted into EchoStar Class A Common Stock and, at participants’ discretion, they can resume directing transactions into and out of EchoStar Class A Common Stock.

The blackout will commence one business day prior to the Merger closing date, which is expected to occur as early as the week of December 11, 2023 and as late as December 29, 2023, and could extend up to two to five business days following the Merger closing date. Participants in the Plan will be notified of the specific dates of, and any changes to, the blackout period as soon as practical.

Pursuant to the SEC’s Regulation BTR, a corresponding blackout period will be imposed on all of DISH’s directors and executive officers with respect to equity securities acquired in connection with their service to DISH. Concurrently with the filing of this Current Report on Form 8-K, DISH is sending a notice to its directors and executive officers pursuant to Section 306 of the Sarbanes-Oxley Act of 2002 and Rule 104 of the SEC’s Regulation BTR informing them of the Plan blackout period, during which time they will be prohibited from engaging in transactions in DISH equity securities acquired in connection with their service to DISH and its subsidiaries (the “Notice”). A copy of the Notice, which includes the information specified in Rule 104(b) of Regulation BTR, is attached as Exhibit 99.1 and incorporated herein by reference.

Inquiries concerning the Plan blackout period may be directed, without charge, to Timothy A. Messner, Executive Vice President, General Counsel and Corporate Secretary, DISH Network Corporation, 9601 South Meridian Boulevard, Englewood, Colorado 80112, or by telephone at (303) 723-1000.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
99.1	Notice Regarding Blackout Period and Regulation BTR Trading Restrictions, dated as of December 12, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* * *

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond DISH’s and EchoStar’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “Risk Factors” of DISH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC, and under the section entitled “Risk Factors” of EchoStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC. DISH and EchoStar undertake no obligation to update or supplement any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the Amended and Restated Agreement and Plan of Merger dated October 2, 2023 by and among DISH Network, EchoStar and EAV Corp.; the effect of the announcement of the proposed transaction on the ability of DISH and EchoStar to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the Merger; the ability to satisfy closing conditions to the completion of the Merger; DISH’s and EchoStar’s ability to achieve the anticipated benefits from the Merger; other risks related to the completion of the Merger and actions related thereto; risk factors related to the current economic and business environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health crises; risk factors related to funding strategies and capital structure; and risk factors related to the market price for DISH’s and EchoStar’s respective common stock.

These risks, as well as other risks related to the Merger, are included in the registration statement on Form S-4 that includes as a prospectus a joint information statement of the type contemplated by Rule 14c-2 of the Exchange Act and has been filed with the SEC in connection with the Merger. While the list of factors presented here and in the registration statement on Form S-4 and the joint information statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DISH’s and EchoStar’s respective periodic reports and other filings with the SEC, including the risk factors identified in each of DISH’s and EchoStar’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither DISH nor EchoStar undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the Merger, DISH and EchoStar have prepared a joint information statement for their respective stockholders containing the information with respect to the Merger contemplated by Rule 14c-2 of the Exchange Act and describing the Merger. EchoStar has filed with the SEC a registration statement on Form S-4 that includes the joint information statement, which registration statement was declared effective by the SEC. Each of DISH and EchoStar have filed and may in the future file other relevant documents with the SEC regarding the Merger. This document is not a substitute for the registration statement, the joint information statement or any other document that DISH or EchoStar may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders may obtain free copies of the registration statement and the joint information statement and other documents containing important information about DISH, EchoStar and the Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DISH will be available free of charge on its website at https://ir.dish.com/. Copies of the documents filed with the SEC by EchoStar will be available free of charge on its website at https://ir.echostar.com/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DISH NETWORK CORPORATION
(Registrant)

December 12, 2023	By:	/s/ Timothy A. Messner
Timothy A. Messner
Executive Vice President, General Counsel and Corporate Secretary